MORGAN, LEWIS & BOCKIUS LLP

1111 PENNSYLVANIA AVENUE, NW

WASHINGTON, DC 20004

July 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Municipal High Income Opportunities Fund, Inc.

File Nos. 333-256506 and 811-23699

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) by telephone on July 15, 2021, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) on behalf of Pioneer Municipal High Income Opportunities Fund, Inc. (the “Fund”), as filed with the Commission on July 13, 2021. Following are the Staff’s comments and the Fund’s responses thereto. The Fund’s responses will be reflected, as applicable, in Pre-Effective Amendment No. 2 to the Registration Statement to be filed by the Fund separately. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

Preliminary Prospectus

Risk Considerations

1.	Comment:	In response to the Staff’s comment relating to the discussion of duration and maturity in the “Risk Considerations” section under “Interest rate risk,” the Fund declined to include disclosure regarding duration strategy in the “Principal investment strategies” section, asserting that duration management is not a key part of the Fund’s investment strategy. If duration management is not a principal investment strategy, please remove the discussion of duration as a principal risk in the “Risk Considerations” section.

	Response:	The Fund has revised the disclosure under “Interest rate risk” as follows in response to the Staff’s comment:

Interest rates may go up, causing the value of the fund’s investments to decline (this risk generally will be greater for securities with longer maturities). Interest rates are currently at or near historic lows, which may make a rise in rates more likely.

2.	Comment:	In response to the Staff’s comment relating to the discussion of sub-prime mortgages in the “Risk Considerations” section under “Mortgage-related and asset-backed securities risk,” the Fund declined to include disclosure on investing in sub-prime mortgages in the “Principal investment strategies” section, stating that investing in sub-prime mortgages is not a principal investment strategy of the Fund. If investing in sub-prime mortgages is not a principal investment strategy, please remove the discussion of sub-prime mortgages as a principal risk in the “Risk Considerations” section.

Response:	The Fund has revised the disclosure under “Mortgage-related and asset-backed securities risk” as follows in response to the Staff’s comment:

The value of mortgage-related and asset-backed securities will be influenced by factors affecting the assets underlying such securities. As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities tend to be more sensitive to changes in interest rate than other types of debt securities. These securities are also subject to prepayment and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default. The risk of such defaults is generally higher in the case of mortgage-backed investments offered by non-governmental issuers. The structure of some of these securities may be complex and there may be less available information than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the Fund may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Please call the undersigned at (202) 373-6599 or Jeremy Kantrowitz at (617) 951-8458 with any questions.

Sincerely,

/s/ Mana Behbin

Mana Behbin

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